

April 21, 2009

Mr. Donal L. Mulligan
Chief Financial Officer
General Mills, Inc.
P.O. Box 1113
Minneapolis, MN 55440

> **Re: General Mills, Inc.**
> **Form 10-K for Fiscal Year Ended May 25, 2008**
> **Filed July 11, 2008**
> **Response Letter Dated April 16, 2009**
> **File No. 001-01185**

Dear Mr. Mulligan:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended May 25, 2008

Note 2 – Summary of Significant Accounting Policies

Inventories, page 47

1.  We note your response to our prior comment number three and are continuing to consider your response. We may have additional comments.

Derivative Instruments, page 49

2.  We note your response to our prior comment four. Please consider modifying your proposed disclosure to limit your use of the word "hedging" to derivatives designated as hedge accounting as contemplated within FAS 133. In your response to this comment, please provide us with a sample of your proposed modified disclosure.

Note 4 – Restructuring, Impairment and Other Exit Costs, page 53

3.      We note your response to our prior comment number seven and your use of the term "accelerated depreciation" to identify an increase in depreciation expense caused by updating the salvage value and shortened useful life of the depreciable fixed assets.  Please tell us why you believe this increased depreciation resulting from a change in estimates warrants special designation as "accelerated depreciation" as well as your accounting basis for this designation.  Alternatively, please consider removing your references to "accelerated depreciation" from your financial statements and consider expanding your management's discussion and analysis of the results of operations or critical accounting policies to address the impact of your change in estimates.  Please also consider revisiting your proposed expanded Note 4 disclosure and tell us how you intend to modify your future disclosure in accordance with this comment.

4.      We note your response to our prior comment number eight.  In future filings, please expand your disclosure to either include your proposed reconciliation or to discuss the amounts directly charged to expense (and excluded from the roll-forward) for each period provided.  In your response, please tell us how you intend to comply with this comment.

Note 14 – Income Taxes, page 70

5.      We note from your response to our prior comment number 11 that you are unable to estimate the amount of unrecognized deferred tax liabilities on unrepatriated earnings "because of the availability of U.S. foreign tax credits."  The availability of U.S. foreign tax credits is not contemplated as a basis for not recognizing deferred tax liabilities pursuant to paragraph 12 of APB 23.  Please confirm to us, if true, that your determination of unrecognized deferred tax liabilities is consistent with paragraph 12 of APB 23 and consider modifying your proposed expanded disclosure accordingly.  In your response to this comment, please provide us with a sample of your proposed modified disclosure.

6.      We note your response to our prior comment number 12. Please expand your disclosure to indicate that this exposure has been considered and accrued for, if applicable, in your determination of liability for uncertain tax benefits pursuant to FIN 48.  In your response to this comment, please provide us with a sample of your proposed modified disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief